

March 4, 2010

Mr. Chris Robbins
Chief Financial Officer
Anglo Swiss Resources Inc.
837 West Hastings Street, Suite 309
Vancouver, British Columbia, Canada V6C 3N6

      Re: **Anglo Swiss Resources Inc.**
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed June 29, 2009
              File No. 0-08797

Dear Mr. Robbins:

      We have completed our review of your Form 20-F and have no further comments at this time.

                             Sincerely,

                             Karl Hiller
                             Branch Chief